

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 17, 2017

Via E-mail
Darin Hammers
President and Chief Executive Officer
Cogentix Medical, Inc.
5420 Feltl Road
Minnetonka, MN 55343

> **Re: Cogentix Medical, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 7, 2017**
> **File No. 000-20970**

Dear Mr. Hammers:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Cam C. Hoang, Esq.
        Dorsey & Whitney LLP